Exhibit 99.1

Infosys Technologies Limited – Financial Release March 31, 2003	US GAAP Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter and Year Ended March 31, 2003

Infosys meets guidance for 2002-03 despite challenging environment

Fremont, California – April 10, 2003

Highlights

     Results for the quarter ended March 31, 2003

•	Fourth quarter revenues at $216.0 million, up 54.7% from the corresponding quarter last fiscal

•	Earnings per American Depositary Share (ADS) increased to $0.40 from $0.32 in the corresponding quarter last fiscal

•	28 new clients were added during the quarter

•	Gross addition of 1,539 employees for the quarter, including 363 lateral hires – net addition of 1,298 employees for the quarter

     Outlook for the quarter ending June 30, 2003 and the fiscal year ending March 31, 2004

•	Consolidated net revenues expected to be between $ 220 million and $ 222 million for the quarter ending June 30, 2003, and between $ 946 million and $ 963 million for the fiscal year ending March 31, 2004

•	Consolidated earnings per ADS expected to be between $ 0.40 and $ 0.41 for the quarter ending June 30, 2003, and between $ 1.70 and $ 1.73 for the fiscal year ending March 31, 2004

Infosys Technologies Limited (“Infosys” or “the company”) today announced financial results for its fourth quarter ended March 31, 2003. Revenues for the quarter aggregated $ 216.0 million, up 54.7% from $ 139.7 million for the quarter ended March 31, 2002.

Net income was $ 53.1 million ($ 42.3 million for the quarter ended March 31, 2002) and earnings per ADS was $ 0.40 ($ 0.32)

“Fiscal 2003 was a challenging year for the Indian software industry,” said Nandan M. Nilekani, CEO, President and Managing Director. “The Global Delivery Model has become mainstream as offshore outsourcing gains momentum. However, the uncertainties relating to the US economy continues to have an impact on the industry growth.”

“Our growth was made possible by the hard work and dedication of all Infoscions,” said S. Gopalakrishnan, Member of the Board and COO. “The employee addition has been quite strong during the year. We have moved to a role-based organization and have increased the salaries of our employees for the next year. In addition, we have taken further steps to align compensation to their job roles and their performance.”

“The pricing pressure continues. The decline in blended revenue productivity has been partly offset by improved utilization,” said S. D. Shibulal, Member of the Board and Head – Customer Delivery.

“Clients are consolidating their external spend with a few key partners. In this context, companies with a strong track record stand to gain,” said Basab Pradhan, Head – Worldwide Sales and Senior Vice President. “During the quarter, there were some cancellations of visits by clients and prospects due to the Iraq war and the SARS scare.”

Infosys continued to strengthen its presence in the financial services industry with new client and project wins. The company completed the launch of a new client account analysis and reporting tool for one of the largest private banking businesses in the world. In addition, the North American subsidiary of a

Infosys Technologies Limited – Financial Release March 31, 2003	US GAAP Press Release

global insurance brokerage engaged Infosys for developing IT solutions in the policy management and premium accounting functions.

Infosys and Microsoft worked together with a leading telecom company in the Asia Pacific region for developing a ‘proof of concept’ using the .NET platform for its ‘Next Generation OSS’ system. Nextel Partners Inc., a leading provider of digital wireless communications services, has selected Infosys for testing its upcoming billing system software. In Europe, Infosys extended its customer base in the telecom space with the addition of TeliaSonera, a leading telecommunication services provider.

“The weak economic environment coupled with the pressure on billing rates and a stronger rupee has exerted tremendous pressure on the margins,” said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer. “We are proactively managing costs to meet margin challenges. We are delighted to have a strong cash position.”

About the company

Infosys, a world leader in consulting and information technology services, partners with Global 2000 companies to provide business consulting, systems integration, application development and product engineering services. Through these services, Infosys enables its clients to fully exploit technology for business transformation. Clients leverage Infosys’ Global Delivery Model to achieve higher quality, rapid time-to-market and cost-effective solutions. For more information, contact V. Balakrishnan at +91 (80) 852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2002 and quarterly report on Form 6-K for the quarters ended June 30, 2002, September 30, 2002 and December 31, 2002. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	P. R. Ganapathy, U.S	V. Balakrishnan, India
	+1 (510) 742-3030	+91 (80) 852-0440
	guns@infosys.com	balakv@infosys.com
Media	Karen Hutton, U.S	Tina George, India
Relations	+1 (510) 742-3046	+91 (80) 852-0261 x 7790
	karenh@infosys.com	tina_george@infosys.com

Infosys Technologies Limited – Financial Release March 31, 2003	US GAAP Press Release

Consolidated Statements of Income

			(in US$ except ADS data)

	Three months ended		Year ended
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002

	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Revenues	216,031,052	139,680,503	753,807,025	545,051,214
Cost of revenues incl. amortization of stock compensation expense	(123,132,703)	(76,085,234)	(417,359,025)	(293,031,689)

Gross profit	92,898,349	63,595,269	336,448,000	252,019,525

Operating expenses:
Selling and marketing expenses	14,914,968	7,361,027	55,649,913	27,113,122
General and administrative expenses	17,424,910	10,426,581	57,808,445	44,348,181
Amortization of stock compensation expense	442,822	507,331	1,984,647	2,010,315
Amortization of intangible assets	616,526	186,002	2,360,799	–

Total operating expenses	33,339,226	18,480,941	117,803,804	73,471,618

Operating income	59,499,123	45,114,328	218,644,196	178,547,907
Other income, net	5,509,645	4,792,498	18,048,110	13,865,294

Income before income taxes	65,008,768	49,906,826	236,692,306	192,413,201
Provision for income taxes	(11,936,644)	(7,623,312)	(41,822,265)	(27,946,892)

Net income	53,072,124	42,283,514	194,870,041	164,466,309

Earnings per ADS
Basic	0.40	0.32	1.49	1.25
Diluted	0.40	0.32	1.47	1.24
Weighted ADS used in computing earnings per ADS
Basic	131,161,129	131,109,594	131,142,004	131,113,296
Diluted	133,396,476	132,642,488	132,958,018	132,169,748

Infosys Technologies Limited – Financial Release March 31, 2003	US GAAP Press Release

Consolidated Balance Sheets as of

		(in US$)

	Mar 31, 2003	Mar 31, 2002

ASSETS
Current assets
Cash and cash equivalents	354,362,918	210,485,940
Trade accounts receivable, net of allowances	109,119,856	69,017,110
Deferred tax assets	288,541	774,107
Prepaid expenses and other current assets	24,384,316	15,239,915
Unbilled revenue	19,702,186	3,635,989

Total current assets	507,857,817	299,153,061

Property, plant and equipment, net	157,194,190	147,211,731
Intangible assets, net	6,471,236	–
Deferred tax assets	7,264,885	4,560,934
Investments	4,613,833	7,777,393
Advance income taxes	4,452,678	–
Other assets	16,454,328	12,458,615

TOTAL ASSETS	704,308,967	471,161,734

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	426,611	–
Client deposits	3,208,295	2,215,001
Other accrued liabilities	46,249,269	22,424,646
Income taxes payable	–	678,703
Unearned revenue	13,202,115	3,464,018

Total current liabilities	63,086,290	28,782,368

Non-current liabilities	5,217,758	–
Preferred stock of subsidiary
0.0005% Cumulative Convertible Preference Shares, par value $2 each, 4,375,000 preference shares; authorized, issued and outstanding – 4,375,000 preference shares as of March 31, 2003	10,000,000	–
Stockholders’ equity
Common stock, $0.16 par value; 100,000,000 equity shares; authorized, issued and outstanding – 66,243,078 and 66,186,130 as of March 31, 2003 and 2002, respectively	8,602,909	8,597,001
Additional paid-in capital	127,042,751	123,079,948
Accumulated other comprehensive income	(31,444,835)	(45,441,148)
Deferred stock compensation	(2,817,066)	(7,620,600)
Retained earnings	524,621,160	363,764,165

TOTAL STOCKHOLDERS’ EQUITY	626,004,919	442,379,366

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	704,308,967	471,161,734

A detailed analysis of the performance of the company can be downloaded in the form of an MS Excel worksheet from http://www.infosys.com.